Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Hennessy Capital Investment Corp. VII

Subject Company: Hennessy Capital Investment Corp. VII

SEC File No.: 001-42479

On September 8, 2026, ONE Nuclear Energy LLC published the following press release:

ONE Nuclear Advances 1 GW SMR Project within its Louisiana Development Platform

Project Amberjack moves into the next phase of development, including detailed technical and environmental reviews, and NRC engagement

WEST PALM BEACH, Fla.—(BUSINESS WIRE)—ONE Nuclear Energy LLC (“ONE Nuclear”), an independent developer of large-scale energy solutions powered by natural gas and advanced nuclear technologies, announced today that it is advancing Project Amberjack, a small modular reactor (“SMR”) project in Louisiana, into technical and environmental evaluation. This follows the company’s announcement last week of a separate 2.88 GW energy project in Louisiana, entitled Project Cayman.

Project Amberjack is being developed as a standalone, scalable, multi-unit SMR campus, targeting up to 1 GW of advanced nuclear generation capacity. The project’s ultimate capacity, reactor technology, and plant configuration will be established through technology selection, detailed engineering, environmental review, transmission studies, commercial arrangements, financing and the federal licensing process.

Advancing the Amberjack SMR Project

Having achieved site control, ONE Nuclear has completed a substantive body of preliminary development work to advance Project Amberjack. The company has conducted initial nuclear siting and constraints analyses, prepared supporting assessment memoranda and siting screens, and developed conceptual layouts for a dedicated SMR campus. The work completed to date provides the basis for Project Amberjack to move from portfolio-level screening into a disciplined site-specific development program. The completed work is preliminary and does not constitute a U.S. Nuclear Regulatory Commission (“NRC”)site approval, reactor license, environmental authorization or final engineering determination. It does, however, establish a development basis for the next phase and a clear sequence of work toward future regulatory engagement.

“Amberjack is the clearest expression of who ONE Nuclear is and why the company was created,” said Chris Hansmeyer, Chief Development Officer of ONE Nuclear. “This is not a conceptual pin on a map. It is a controlled site supported by completed initial siting work and a defined path into engineering, community engagement and federal licensing. Following our recent Project Cayman announcement, securing the Amberjack site reinforces our commitment to advancing scalable energy projects within our wider Louisiana Platform, in a state that is actively positioning itself to lead America’s nuclear renaissance.”

Next Phase: NRC Pre-Application Readiness

The next phase will focus on conducting additional studies to meet the requirements of a fully licensable site and prepare for engagement with the NRC and other agencies. Planned work for the next phase includes comprehensive land, geotechnical, and environmental field studies; cooling-water and logistics evaluations; transmission and interconnection analysis; and vendor-neutral SMR technology screening.

ONE Nuclear is also advancing stakeholder engagement at the local and state levels. Future public communications will be coordinated deliberately as Amberjack moves through field diligence, technology evaluation and regulatory planning.

Amberjack - ONE Nuclear’s SMR Project

The Amberjack SMR project is a clear expression of the company’s broader technology direction. ONE Nuclear is advancing a range of energy technologies - including SMRs, natural gas generation, solar and battery storage - through multiple projects designed around the needs of specific customers, grids and communities. Within that direction, Amberjack represents the company’s advanced nuclear focus and a stage-gated approach to development that emphasizes technical diligence, technology flexibility, stakeholder engagement and a defined path toward licensing and notice to proceed.

Aligned with Louisiana’s Nuclear Strategy

Project Amberjack is advancing as Louisiana expands its commitment to advanced nuclear energy. The state’s Nuclear Strategic Framework prioritizes advanced reactor deployment, industrial growth, nuclear manufacturing, workforce development and energy security, while Governor Jeff Landry’s “Whole-of-Louisiana Energy Strategy” calls for a streamlined pathway to embrace energy innovation such as modular nuclear technologies in support of American global energy dominance. Project Amberjack reflects many attributes emphasized by that strategy, including Mississippi River access, an established energy workforce, regional transportation infrastructure and proximity to a major transmission corridor.

About ONE Nuclear

ONE Nuclear develops advanced nuclear and large-scale energy infrastructure designed to deliver reliable power, strengthen energy security and enable American industrial growth. The company advances projects through disciplined site control, siting and constraints analysis, regulatory planning, engineering coordination and project development. For more information, please visit www.onenuclearenergy.com.

On August 24, 2026, ONE Nuclear’s previously announced business combination (the “Business Combination”) with Hennessy Capital Investment Corp. VII (NASDAQ: HVII) (“Hennessy VII”) was approved by the Hennessy VII shareholders. The combined company is expected to be listed on a national exchange under the ticker symbol “ONEN” following an anticipated transaction close in the second half of 2026, subject to satisfaction of customary closing conditions. For more information, visit https://www.onenuclearenergy.com/newsroom.

Forward-Looking Statements

This press release contains forward-looking statements, including but not limited to statements regarding ONE Nuclear’s and Hennessy VII’s expectations, beliefs, intentions, strategies, and projections. All statements other than statements of historical facts contained in this press release are forward-looking statements. These statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. Words such as “anticipate,” “believe,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “will,” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements contain these identifying words, and the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, the anticipated timing of and benefits from the consummation of the Business Combination, ONE Nuclear’s management team’s expectations concerning the outlook for its business, productivity, plans, growth and capital investments, operational and cost performance, revenue generation, development timelines, potential generation capacities of specific sites, regulatory outlook, future market conditions, success of strategic relationships, developments in the capital and credit markets, expected future financial performance, as well as demand for nuclear energy and the economic outlook for the nuclear energy industry.

Forward-looking statements speak only as of the date of this press release and are based on ONE Nuclear’s and Hennessy VII’s current beliefs and assumptions. ONE Nuclear and Hennessy VII undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Actual results may differ materially due to various risks and uncertainties, including but not limited to: (1) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Hennessy VII’s securities; (2) the failure to satisfy the conditions to the consummation of the Business Combination, including the receipt of certain regulatory approvals; (3) market risks; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of that certain Business Combination Agreement, dated as of October 22, 2025 (as may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among Hennessy VII, Solis Merger Sub LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of Hennessy VII, and ONE Nuclear; (5) changes in the transaction structure of the Business Combination due to regulatory or legal requirements; (6) the ability to meet listing standards; (7) the effect of the announcement or pendency of the Business Combination on ONE Nuclear’s business relationships, performance, and business generally; (8) failure to realize anticipated benefits from the Business Combination; (9) the outcome of any legal proceedings that may be instituted against ONE Nuclear or Hennessy VII related to the Business Combination or the Business Combination Agreement; (10) ONE Nuclear’s ability to execute on its business plan and to develop and maintain key strategic relationships and enter into definitive agreements in connection therewith; (11) competition in ONE Nuclear’s industry; (12) transaction-related costs; (13) the risk that changes in laws or regulations adversely affect ONE Nuclear’s business plans and operations; (14) adverse economic or competitive conditions; (15) the level of redemptions by Hennessy VII shareholders in connection with the Business Combination; (16) the risk that ONE Nuclear may not be able to successfully develop its exclusive sites or other sites and the commercial viability of any such site; (17) the risk that ONE Nuclear will be unable to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; and (18) other risks and uncertainties described in Hennessy VII’s Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on March 6, 2026, and other filings with the SEC, including the registration statement on Form S-4, the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the Business Combination from time to time. The foregoing list is not exhaustive, and there may be additional risks that neither Hennessy VII nor ONE Nuclear presently knows or that Hennessy VII and ONE Nuclear currently believe are immaterial. ONE Nuclear and Hennessy VII caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made.

Contacts

For Investors:

Caldwell Bailey – ICR, Inc.

onenuclear@icrinc.com

For Media:

Matt Dallas – ICR, Inc.

onenuclear@icrinc.com